EXHIBIT 12

NATIONAL FUEL GAS COMPANY

COMPUTATION OF RATIO OF

EARNINGS TO FIXED CHARGES

UNAUDITED

	For the Twelve Months Ended March 31, 2012	Fiscal Year Ended September 30,
		2011	2010	2009	2008
EARNINGS:

Income from Continuing Operations	$212,338	$258,402	$219,133	$103,484	$266,907
Plus Income Tax Expense	139,792	164,381	137,227	52,859	167,672
Less Investment Tax Credit (1)	(639)	(697)	(697)	(697)	(697)
(Less Income) Plus Loss from Unconsolidated Subsidiaries (3)	294	759	(2,488)	(1,562)	(6,303)
Plus Distributions from Unconsolidated Subsidiaries	—	4,278	2,600	2,900	8,280
Plus Interest Expense on Long-Term Debt	74,516	73,567	87,190	79,419	70,099
Plus Other Interest Expense	3,723	4,554	6,756	7,370	3,271
Less Amortization of Loss on Reacquired Debt	(1,093)	(1,093)	(1,093)	(1,124)	(1,156)
Plus (Less) Allowance for Borrowed Funds Used in Construction	1,191	1,037	323	1,174	2,100
Plus (Less) Other Capitalized Interest	3,069	1,516	1,056
Plus Rentals (2)	1,889	1,875	1,707	1,867	2,229

	$435,080	$508,579	$451,714	$245,690	$512,402

FIXED CHARGES:

Interest & Amortization of Premium and Discount of Funded Debt	$74,516	$73,567	$87,190	$79,419	$70,099
Plus Other Interest Expense	3,723	4,554	6,756	7,370	3,271
Less Amortization of Loss on Reacquired Debt	(1,093)	(1,093)	(1,093)	(1,124)	(1,156)
Plus (Less) Allowance for Borrowed Funds Used in Construction	1,191	1,037	323	1,174	2,100
Plus (Less) Other Capitalized Interest	3,069	1,516	1,056
Plus Rentals (2)	1,889	1,875	1,707	1,867	2,229

	$83,295	$81,456	$95,939	$88,706	$76,543

RATIO OF EARNINGS TO FIXED CHARGES	5.22	6.24	4.71	2.77	6.69

(1)	Investment Tax Credit is included in Other Income.
(2)	Rentals shown above represent the portion of all rentals (other than delay rentals) deemed representative of the interest factor.
(3)	Fiscal 2009 includes an impairment of an investment in a partnership of $1,804.